EXHIBIT 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2006
(in thousands, except per share data)

	July 31	July 31	July 31	July 31	July 31
	2002	2003	2004	2005	2006
	(Restated)	(Restated)	(Restated)
Earnings:
Income before income taxes	$1,748	$4,988	$4,727	$4,028	$3,890
Plus interest expense	850	1,075	1,149	1,233	1,689
Earnings available for fixed charges	$2,598	$6,063	$5,876	$5,261	$5,579
Interest expense	$850	$1,075	$1,149	$1,233	$1,689
Ratio of earnings to fixed charges	3.06x	5.64x	5.11x	4.27x	3.30x